August 6, 2025

David Arthur
President and Chief Executive Officer
Salarius Pharmaceuticals, Inc.
2450 Holcombe Blvd
Suite X
Houston, TX 77021

       Re: Salarius Pharmaceuticals, Inc.
           Amendment No. 4 to Registration Statement on Form S-1
           Filed July 31, 2025
           File No. 333-284368
Dear David Arthur:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 4 to Registration Statement on Form S-1
Coverpage

1. We note your disclosure concerning the one-time reset provision applicable to the
       Series A Warrants. With reference to your disclosure on page 18, please revise the second paragraph to explain briefly that you intend to effect a reverse stock split shortly after the financing and Merger Closing.
Summary of Transaction Steps, page 17

2. We refer to the disclosure on page 18 indicating your plan to conduct a reverse stock split to satisfy certain Nasdaq listing standards. We further note your disclosure that you have obtained shareholder approval necessary to conduct a reverse stock split at a ratio in the range of 1:4 to 1:40. Please revise to add a table to the Summary, where
 August 6, 2025
Page 2

       appropriate, to show the potential impacts of a reverse split conducted post-closing at the 1:4, 1:20 and 1:40 levels. In the table, please reflect the number of authorized shares, the number of post-closing common shares outstanding, the number reserved for future issuance, and the number of authorized but unissued and unreserved.
3. We refer to your disclosure in the final bullet point on page 18. Please revise to clarify, if true, that you intend to submit an initial listing application for the Nasdaq
       Capital Market and also identify the applicable listing standard. Outstanding Shares, page 34

4.     We note your disclosure indicating that you estimate the issuance of
25,789,853
       shares of Salarius' common stock assuming the conversion of 25,789 shares of Series
       A Preferred Stock and Series B Preferred Stock to be issued at the Merger Closing. To the extent that the 25,789 figure is based on the exchange of some or all of the Decoy
       Promissory Notes, then please revise to clarify this point.
Notes to the Unaudited Pro Forma Consolidated Combined Financial Information
Note 5. Pro Forma Adjustments, page 226

5. Regarding pro forma adjustment (a), please tell us your accounting for the common warrants and the authoritative literature that supports your basis. Please contact Christine Torney at 202-551-3652 or Sasha Parikh at
202-551-3627 if
you have questions regarding comments on the financial statements and related matters. Please contact Daniel Crawford at 202-551-7767 or Joe McCann at 202-551-6262
with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Life
Sciences
cc:   Stephen Nicolai